FOLEY & LARDNER LLP ATTORNEYS AT LAW
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May 25, 2006	CLIENT/MATTER NUMBER

Via EDGAR—Correspondence Filing

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549-7010
Attn: Ms. Pamela A. Long

Re:	Flexible Solutions International, Inc. Amendment No. 3 to Registration Statement on Form SB-2 File No. 333-124751 Filed May 25, 2006

Dear Ms. Long:

        With respect to Comment 2 set forth in the Securities and Exchange Commission (the “Commission”) letter dated May 25, 2006 (the “May 25 Comment Letter”) to Flexible Solutions International, Inc. (the “Company”), we supplementally confirm to the Commission that references in our opinion to the General Corporation Law of the State of Nevada means all statutes of the State of Nevada, including the rules and regulations underlying those provisions, the applicable judicial and regulatory determinations, and the provisions of the Nevada Constitution that affect the interpretation of the General Corporation Law of the State of Nevada.

Very truly yours,

/s/ FOLEY & LARDNER LLP

cc:	Chris Edwards (via facsimile) Matt Franker (via facsimile)

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